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                 November 2, 2020

       Sam Ash
       Chief Executive Officer
       Bunker Hill Mining Corp.
       82 Richmond Street East
       Toronto, Ontario
       Canada M5C 1P1

                                                        Re: Bunker Hill Mining
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 27,
2020
                                                            File No. 333-249682

       Dear Mr. Ash:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Joseph P. Galda, Esq.